Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 3, 2009 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would be unlawful.

Notice of Offer to Purchase for Cash

Up to 4,435,935 Shares of Common Stock

of

ARMSTRONG WORLD INDUSTRIES, INC.

at

$22.31 Net Per Share

by

Armor TPG Holdings LLC

a company owned by

TPG Partners V, L.P.

TPG Partners VI, L.P.

TPG FOF V-A, L.P.

TPG FOF V-B, L.P.

TPG FOF VI SPV, L.P.

Armor TPG Holdings LLC, a Delaware limited liability company (“Purchaser”), is wholly-owned by TPG Partners V, L.P., TPG Partners VI, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P. and TPG FOF VI SPV, L.P. Purchaser is offering to purchase up to a total of 4,435,935 shares of common stock, par value $0.01 per share (the “Shares”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI”) at a price of $22.31 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2009, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”). TPG Advisors V, Inc. is the general partner of TPG GenPar V, L.P., which is the general partner of TPG Partners V, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P. TPG Advisors VI, Inc. is the general partner of TPG FOF VI SPV, L.P. and TPG GenPar VI, L.P., which is the general partner of TPG Partners VI, L.P.

Tendering shareholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

On September 2, 2009, the closing price of the Shares as reported by the New York Stock Exchange was $29.21. Therefore, if shareholders wish to sell their Shares, they may be able to obtain a higher price by selling Shares in the open market or otherwise rather than pursuant to the Offer. Purchaser urges shareholders to obtain current market quotations for the Shares before deciding whether to tender Shares in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, OCTOBER 1, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon the receipt of financing or upon any minimum number of shares being tendered. The Offer is subject to certain other conditions, as described in Section 13 of the Offer to Purchase.

The purpose of the Offer is to comply with certain requirements in AWI’s Amended and Restated Articles of Incorporation (the “Charter”). The Charter requires that upon the transfer by AWI’s majority shareholder, the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Trust”), of more than 5% of the total outstanding Shares to any person, who after giving effect to the transfer would beneficially own more than 35% of the total outstanding Shares, the purchaser of such Shares will offer to purchase a pro rata number of Shares from non-Trust shareholders for the same type and amount of consideration per Share as paid to the Trust. On August 28, 2009, Purchaser acquired 7,000,000 Shares from the Trust. By virtue of the acquisition of these Shares and the execution and delivery of the Shareholders’ Agreement (for a description of the Shareholders’ Agreement, see “Shareholders’ Agreement” under Section 12 of the Offer to Purchase) Purchaser is deemed to have beneficial ownership of 36,981,480 Shares, representing approximately 64.5% of the total outstanding Shares. Purchaser is thus making the Offer to comply with the foregoing provisions of the Charter and not for the purpose of acquiring or influencing control of the business of AWI. The Trust has agreed not to tender Shares in the Offer.

The AWI Board of Directors is required by law to communicate its views regarding the Offer to AWI shareholders in a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14d-9”) to be filed with the SEC within ten business days from the date the Offer is commenced. Shareholders of AWI are urged to read the Schedule 14D-9 carefully and in its entirety when it becomes available.

Purchaser may elect to extend the Offer from time to time, if the conditions of the Offer are not satisfied or if the rules of the Securities and Exchange Commission (the “SEC”) require Purchaser to do so, as described in Section 1 of the Offer to Purchase. There will not be any subsequent offering period.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time (as defined in Section 1 of the Offer to Purchase).

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an “agent’s message” (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

If shareholders tender more than 4,435,935 Shares, Purchaser will purchase Shares on a pro rata basis. This means that Purchaser will purchase from each shareholder a number of Shares calculated by multiplying the number of Shares each such shareholder properly tendered by a proration factor. The proration factor will equal 4,435,935 divided by the total number of Shares properly tendered. Purchaser will make adjustments to avoid purchases of fractional Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time pursuant to the procedures outlined in the Offer to Purchase. Thereafter, tenders are irrevocable, except that, unless Purchaser has previously accepted them for payment, Shares tendered may also be withdrawn at any time after November 1, 2009. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 2 of the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on AWI’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer to them.

The Offer to Purchase and the related Letter of Transmittal contain important information and these documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

(212) 440-9800

or

Call Toll-Free (888) 219-8353

Email: AWIINFO@GEORGESON.COM

September 3, 2009